UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. ___)*

KORE Group Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

50066V107

(CUSIP Number)

June 1, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 50066V107

1	NAME OF REPORTING PERSONS Twilio Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 10,000,000 (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER. 10,000,000 (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,000,000 (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.6% (2)
12	TYPE OF REPORTING PERSON CO

(1)	Consists of 10,000,000 shares of the Common Stock of KORE Group Holdings, Inc. (the “Issuer”) directly beneficially owned by Twilio Inc. (the “Reporting Person”). All of the aforementioned securities were issued to the Reporting Person on June 1, 2023 (the “Event Date”), upon completion of, and as consideration for, the acquisition (the “Transaction”) by the Issuer of certain assets, including certain technology and intellectual property rights, and the assumption of certain liabilities, of the Reporting Person and certain of its subsidiaries, which comprised the Reporting Person’s “internet of things” business.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 76,538,821 shares of the Issuer’s Common Stock outstanding as of May 5, 2023, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended March 31, 2023, filed with the Securities and Exchange Commission on May 9, 2023, plus the additional 10,000,000 shares of Common Stock issued to the Reporting Person upon completion of the Transaction on the Event Date.

CUSIP No. 50066V107

This statement (the “Statement”) on Schedule 13G is being filed by the Reporting Person (as defined in Item 2(a) below) to report the fact that, effective June 1, 2023, the Reporting Person became the beneficial owner of 5% or more of the Issuer’s outstanding class of registered voting securities. The beneficial ownership information provided in this Statement is current as of the date set forth on the signature page following Item 10 of this Statement.

Item 1(a).	Name of Issuer.

KORE Group Holdings, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices.

3 Ravinia Drive NE, Suite 500

Atlanta, GA 30346

Item 2(a).	Name of Persons Filing.

Twilio Inc., a Delaware corporation (the “Reporting Person”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The address of the principal business office of the Reporting Person is:

101 Spear Street, Fifth Floor

San Francisco, CA 94105

Item 2(c).	Citizenship.

The Reporting Person is incorporated in the State of Delaware, U.S.A.

Item 2(d).	Title of Class of Securities.

Common Stock, par value $0.0001 per share

Item 2(e).	CUSIP Number.

50066V107

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

CUSIP No. 50066V107

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).
If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution:________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this Statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of June 1, 2023 (the “Event Date”), the date as of which the Reporting Person became obligated to file this Statement, the Reporting Person may be deemed to beneficially own an aggregate 10,000,000 shares of the Issuer’s Common Stock. The Reporting Person is the direct beneficial owner of all of the securities described in the preceding sentence.

Beneficial ownership of all of the securities identified in the preceding paragraph of this Item 4(a) was acquired by the Reporting Person on the Event Date, upon completion of, and as consideration for, the acquisition (the “Transaction”) by the Issuer of certain assets, including certain technology and intellectual property rights, and the assumption of certain liabilities, of the Reporting Person and certain of its subsidiaries, which comprised the Reporting Person’s “internet of things” business. The Transaction was undertaken pursuant to a Purchase Agreement (the “Purchase Agreement”) previously entered into, on March 26, 2023, by and between the Reporting Person, as the seller, and the Issuer, as the purchaser.

The foregoing description of the Purchase Agreement, the terms governing the Transaction, and the equity consideration issued on the Event Date to the Reporting Person in connection with completion of the Transaction, are not complete and are qualified in their entirety by reference to the full text of the Purchase Agreement, which was filed by the Issuer with the United States Securities and Exchange Commission (the “SEC”) on March 28, 2023, as Exhibit 10.1 to the Issuer’s Current Report filed on Form 8-K (File No. 001-40856).

(b)	Percent of Class:

As of the Event Date, the Reporting Person was deemed to directly beneficially own an aggregate 11.6% of the Issuer’s outstanding Common Stock.

CUSIP No. 50066V107

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 76,538,821 shares of the Issuer’s Common Stock outstanding as of May 5, 2023, as reported by the Issuer in its Quarterly Report filed on Form 10-Q for the period ended March 31, 2023, filed with the SEC on May 9, 2023, plus the additional 10,000,000 shares of Common Stock issued to the Reporting Person upon completion of the Transaction on the Event Date.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:	10,000,000

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	10,000,000

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following   ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.141-11.

CUSIP No. 50066V107

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 21, 2023	TWILIO INC.

	By:	/s/ Dana Wagner
	Name:	Dana Wagner
	Title:	Chief Legal Officer